

May 23, 2012

<u>Via Facsimile</u>
Mr. Scott C. Schroeder
Chief Financial Officer
Cabot Oil & Gas Corporation
Three Memorial City Plaza
840 Gessner Road, Suite 1400
Houston, Texas 77024

> **Re:** **Cabot Oil & Gas Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed April 27, 2012**
> **File No. 1-10447**

Dear Mr. Schroeder:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Business and Properties

Reserves, page 9

Acreage, page 12

1. We note the disclosure per page 39 of your filing regarding your plan to drill fewer wells in 2012 (i.e., 120-130 gross wells) compared to 2011 (i.e., 161 gross wells) which is attributed to lower commodity prices. Please expand your disclosure to provide additional information describing the potential impact of lower commodity prices on your leasehold interests. For example, we note the disclosure per page 13 of your filing which indicates that approximately 43% of your total net undeveloped acreage (i.e., 751,029 acres) may expire by December 31, 2013 (i.e., 128,463 acres in 2012 and 197,514 acres in 2013). With your response, please tell us whether delay rentals are available for these expiring tracts and whether the related fees are material. In addition, please tell us whether material proved undeveloped reserves ("PUDs") are booked on the expiring acreage.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Potential Impact of Our Critical Accounting Policies, page 40

Carrying Value of Oil and Gas Properties, page 41

2. We note your disclosure stating that "any further decline in natural gas prices or quantities could result in an impairment of proved oil and gas properties." We also note that you provided similar disclosure on page 21 of your March 31, 2012 Form 10-Q. Please provide us with additional detail regarding your conclusion that an impairment charge was not deemed necessary during the fiscal year ended December 31, 2011 and during the quarter ended March 31, 2012. As part of your response, please tell us how the decline in average realized natural gas prices impacted your impairment assessment. Specifically, we note the decrease in average realized natural gas prices disclosed in your filings (i.e., $5.69 per Mcf for the fiscal year ended December 31, 2010, $4.46 per Mcf for the fiscal year ended December 31, 2011, and $3.65 per Mcf for the quarter ended March 31, 2012). Refer to FASB ASC 932-360-35-8, 932-360-35-9, and 360-10-35.

3. In connection with the preceding comment, please tell us how you considered providing risk factor disclosure regarding the potential impact of low natural gas prices on your financial statements. We note you provided risk factor disclosure on pages 21 and 22 of your filing regarding the impact of low natural gas prices on your ability to economically develop certain kinds of reserves, but it does not appear that this risk factor explains the potential impact of an impairment charge to your financial statements.

Note 7. Commitments and Contingencies, page 89

Other, page 91

4.   We note your disclosure regarding "various other legal proceedings" states that the resolution of these proceedings will not have a material effect on your financial position or cash flow, but could significantly impact your operating results. To the extent you are exposed to a loss in excess of the amount accrued at December 31, 2011, please tell us how you considered disclosing an estimate of the possible loss or range of loss or providing statement that such an estimate cannot be made. Refer to FASB ASC 450-20-50-3 and 450-20-50-4.

Supplemental Oil and Gas Information, page 112

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 114

5.   We note that your disclosure of the standardized measure includes future development costs of approximately $1.6 billion as of December 31, 2011 compared to future development costs of approximately $1.7 billion as of December 31, 2010. Please provide us with additional detail comparing your estimated expenditures to be incurred in developing proved oil and gas reserves at each year-end in light of the increase in your PUDs from 976.9 Bcfe at December 31, 2010 to 1,233.1 Bcfe at December 31, 2011. As part of your response, please address your consideration of the increase in actual costs incurred to convert your PUDs during 2011 (i.e., $284.5 million incurred to convert of 228.7 Bcfe of reserves to proved developed reserves) compared to 2010 (i.e., $183.4 million incurred to convert of 216.9 Bcfe of reserves to proved developed reserves). Refer to FASB ASC 932-235-50-31b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or me at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief